UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,920,589

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 19,920,589

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,920,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.46%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,251,474

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,251,474

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,251,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,705

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 92,705

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,236

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 191,236

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,236

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 83,712

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 83,712

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,980,308

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,980,308

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,980,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.54%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,869,911

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,869,911

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.51%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,902

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 326,902

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,902

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 234,616

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 234,616

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,616

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 129,134

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 129,134

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 187,088

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 187,088

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,836,283

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,836,283

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,836,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,613,972

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,613,972

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 554,769

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 554,769

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,769

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.15%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,742

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 828,742

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,184

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 221,184

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 706,206

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 706,206

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.19%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,920,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,920,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,920,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.46%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,920,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,920,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,920,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.46%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Reed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,920,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,920,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,920,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.46%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Zehentbauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,920,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,920,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,920,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.46%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock without par value (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1500 Market Street, Philadelphia, Pennsylvania 19102.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors X, L.P. (“RI X”), Relational Investors XI, L.P. (“RI XI”), Relational Investors XII, L.P. (“RI XII”) and Relational Investors XIV, L.P. (“RI XIV”).  Each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV is a Delaware limited partnership.  The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII and RI XIV and the sole managing member of Relational Asset Management LLC and Relational Investors X GP LLC which serve as the general partners of RI III and RI X, respectively.  RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and certain investment accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC.  The present principal occupation of each of Messrs. Reed and Zehentbauer is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Two client accounts managed by RILLC purchased an aggregate of 52,877 Shares for a total consideration (including brokerage commissions) of $1,180,161.30 derived from capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 2,759,470 Shares for a total consideration (including broker commissions) of $61,494,320.06 derived from the capital of the managed accounts.

RILP purchased an aggregate of 4,251,474 Shares for total consideration (including brokerage commissions) of $94,835,879.86 derived from the capital of RILP.

RFP purchased an aggregate of 92,705 Shares for total consideration (including brokerage commissions) of $2,054,236.52 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 191,236 Shares for total consideration (including brokerage commissions) of $4,214,370.08 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 83,712 Shares for total consideration (including brokerage commissions) of $1,860,979.70 derived from the capital of RP.

RH1 purchased an aggregate of 1,980,308 Shares for total consideration (including brokerage commissions) of $44,091,964.51 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 1,869,911 Shares for total consideration (including brokerage commissions) of $41,459,263.21 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 326,902 Shares for total consideration (including brokerage commissions) of $7,308,215.18 derived from the capital of RH4.
RH6 purchased an aggregate of 234,616 Shares for total consideration (including brokerage commissions) of $5,179,781.04 derived from the capital of RH6.
RH7 purchased an aggregate of 129,134 Shares for total consideration (including brokerage commissions) of $2,845,007.08 derived from the capital of RH7.
RI III purchased an aggregate of 187,088 Shares for total consideration (including brokerage commissions) of $4,130,648.23 derived from the capital of RI III.
RI VIII purchased an aggregate of 3,836,283 Shares for total consideration (including brokerage commissions) of $84,084,476.83 derived from the capital of RI VIII.
RI IX purchased an aggregate of 1,613,972 Shares for total consideration (including brokerage commissions) of $35,429,449.82 derived from the capital of RI IX.
RI X purchased an aggregate of 554,769 Shares for total consideration (including brokerage commissions) of $12,260,262.57 derived from the capital of RI X.
RI XI purchased an aggregate of 828,742 Shares for total consideration (including brokerage commissions) of $18,647,255.18 derived from the capital of RI XI.
RI XII purchased an aggregate of 221,184 Shares for total consideration (including brokerage commissions) of $4,966,808.60 derived from the capital of RI XII.
RI XIV purchased an aggregate of 706,206 Shares for total consideration (including brokerage commissions) of $15,502,390.43 derived from the capital of RI XIV.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by two of the five accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the Shares beneficially owned by them and covered by this Statement because, in their opinion, such Shares are undervalued in the market at the present time.

Over the past ten years the Company’s shares have persistently traded at a severe discount to those of the Company’s peers.  The Reporting Persons believe the following factors have contributed to the Shares’ trading discount and undervaluation:  1) the Company’s operating performance is at the bottom when measured against that of its peer group, 2) management’s chronic lack of credibility with analysts and institutional investors caused by a history of inconsistent communications, 3) management’s and the board’s history of poor capital allocation, including overpaying for acquisitions and overleveraging the Company’s balance sheet resulting in the introduction of excessive risk to the business solution, measured against such risk inherent to the Company’s peers, and 4) the poor corporate governance structure adopted by the board members.

On Monday, May 23, 2005, the Reporting Persons met with the board to communicate the Reporting Persons concerns and to make certain recommendations.  During the meeting the Reporting Persons outlined several initiatives (the “Program”), which the Reporting Persons believe the board, or management at the board’s direction, should immediately undertake.  The Reporting Persons believe that, if properly executed, the Program would significantly improve the Company’s financial results, materially reduce corporate risk, restore management credibility and ultimately correct the Shares’ valuation.  The Reporting Persons recommended to the board members that they immediately take the following steps:

• Reduce balance sheet leverage.
• Improve operating metrics.
• Curtail acquisitions.
• Improve capital ratios.
• Establish and strictly enforce sound capital allocation discipline which focuses on long-term shareholder value.
• Dramatically realign executive and board member incentives to emphasize each group’s distinctive roles and duties and long-term shareholder value.
• Eliminate inconsistent and misleading communications with investors.
• Recompose board membership including the addition of major shareholder representation.

The Reporting Persons believe the Company’s compensation plan is flawed due, in part, to conflicts of interest with respect to directors’ compensation.  The directors’ compensation plan, as described in the Company’s most recent proxy statement, includes a highly unusual directors’ “bonus,” the receipt of which is directly tied to whether or not executive management’s bonus targets are met.  This renders the board conflicted with regard to their personal pecuniary interests when executing many of their most fundamental responsibilities to shareholders.  For example, the directors covered by the plan can not objectively approve the Company’s strategic goals, the annual budget for which management will be accountable, management’s bonus targets or adjustments to the metrics by which management’s bonus targets are measured.

Besides the self-dealing inherent in the directors pay program, the directors have approved and received what the Reporting Persons believe is egregiously excessive total compensation.  This belief is based on comparisons conducted by the Reporting Persons in which the total remuneration paid to the Company’s directors was compared to that of directors serving on the boards of the Company’s peers and companies making up the broader banking industry.  For example, in 2004, each of the Company’s non-employee directors received more total pay then any director of any company in the entire banking industry, including companies like Citigroup Inc. which is approximately 27 times the Company’s size in terms of assets.  Moreover, for the same year the Company’s directors received approximately four times more pay than was paid to the average director serving on the boards of the Company’s peer group companies.

Finally, and perhaps most tellingly, according to the Company’s Definitive Form 14A filed on March 22, 2005, (the “2005 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”), in March 2004, the board members approved a discriminatory two-class director compensation program under which the first class of directors enjoy the full benefit of the Company’s historical pay program including the questioned bonus program described above, while for their first five years of service the second class of directors receive an annual retainer of $63,000 and customary meeting fees, roughly 25% of what the first-class directors receive.  In 2004 the first class of directors received approximately $313,000.  The board members approved this program before the board appointed Ms. Marian L. Heard, the only director to which it applies, to the board. This program was disclosed in the Company’s 2005 Proxy Statement without further explanation or justification.

The Reporting Persons believe the Company’s board, by instituting and benefiting from the director “bonus” program, by approving the overall excessive amount of director pay, and by instituting the discriminatory two-class pay program have breached trust with the Company’s shareholders.

On May 25, 2005, two days after the Reporting Persons meeting with the board, the Company’s board filed a Form 8-K with the SEC describing two actions taken by the board regarding directors’ compensation.  First, the board eliminated the discriminatory aspect of their directors’ compensation program.  Second, the board described an initiative to hire a national compensation consultant to advise the board on directors and officers compensation.  The Reporting Persons welcome these actions.

In an attachment to the May 25, 2005, Form 8-K, the board also purported to disclose the directors’ compensation program.  The disclosure, whether purposely or inadvertently, did not include a description or the provisions of the questionable Non-Employee Directors Bonus Award Program adopted by the board in June 2002.  It is that program with which the Reporting Persons most vociferously object because by virtue of an amendment approved by the board in January 2004, awards under the program are triggered by executive bonus targets.  For those interested in a description of that plan the Reporting Persons refer them to the Company’s 2005 Proxy Statement.

The Reporting Persons believe that the board should immediately begin recomposing itself with the goal of removing all directors who have overseen the Company’s persistent underperformance and approved the director “bonus” and “two-class” compensation programs.  If the board has not completed this process by one week prior to the end of the nominating period for election of directors at the Company’s 2006 annual meeting of shareholders, then the Reporting Persons intend to nominate two qualified persons for election to the Company’s board at such meeting.

The Reporting Persons also intend to hold a “forum” for other shareholders of the Company to discuss the matters described above, particularly those relating to the Company’s chronic underperformance.

The Reporting Persons have asked the board to explain the process it followed in setting the directors’ compensation programs, including whose ideas they were and the board’s justification for the programs in terms of shareholders’ interests.  If this explanation is not forthcoming, the Reporting Persons have reserved the right to request inspection of the Company’s books and records as provided for under Pennsylvania law.

To propel the Company to take decisive action, the Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. The Reporting Persons believe that stronger stewardship at the board of directors level is essential; therefore, besides their intention under certain circumstances as described above to nominate directors for election to the Company’s board at the Company’s Annual Meeting of Shareholders for 2006 the Reporting Persons may solicit proxies from Shareholders in support of the nominees’ election to the board of directors and/or against the election of certain candidates nominated by the incumbent board.  The Reporting Persons may change this intention depending upon market conditions and the board’s responsiveness and the improvement of its stewardship.

In their efforts to carry out their investment objectives, inform themselves of issues facing the banking industry and the Company and to spur action by the Company’s board members and management, the Reporting Persons may communicate with industry regulators, industry participants, other shareholders, members of the investment community and other relevant parties.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 19,920,589 Shares, constituting 5.46% of the outstanding Shares.  The percentage of Shares owned being based upon 364,677,621 Shares outstanding on April 30, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	2,812,347	0.77%
RILP	4,251,474	1.17%
RFP	92,705	0.03%
RCP	191,236	0.05%
RP	83,712	0.02%
RH1	1,980,308	0.54%
RH2	1,869,911	0.51%
RH4	326,902	0.09%
RH6	234,616	0.06%
RH7	129,134	0.04%
RI III	187,088	0.05%
RI VIII	3,836,283	1.05%
RI IX	1,613,972	0.44%
RI X	554,769	0.15%
RI XI	828,742	0.23%
RI XII	221,184	0.06%
RI XIV	706,206	0.19%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 2,812,347 Shares that are owned by its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII and RI XIV collectively, the “Relational LPs” and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 19,920,589 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) RILP has the sole power to vote or direct the vote of 4,251,474 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 92,705 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 191,236 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 83,712 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 1,980,308 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 1,869,911 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 326,902 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 234,616 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 129,134 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 187,088 Shares and the sole power to dispose or direct the disposition of such Shares.
RI VIII has the sole power to vote or direct the vote of 3,836,283 Shares and the sole power to dispose or direct the disposition of such Shares.
RI IX has the sole power to vote or direct the vote of 1,613,972 Shares and the sole power to dispose or direct the disposition of such Shares.
RI X has the sole power to vote or direct the vote of 554,769 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XI has the sole power to vote or direct the vote of 828,742 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XII has the sole power to vote or direct the vote of 221,184 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XIV has the sole power to vote or direct the vote of 706,206 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 2,812,347 Shares held by accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII and RI XIV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 17,108,242 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 19,920,589 Shares beneficially owned by the Reporting Persons.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit C hereto, and except for the investment discretion and voting authority described in Item 2 and in the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.
Exhibit B – Customer Agreement with Credit Suisse First Boston Corporation.
Exhibit C – Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2005

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.

B.	Customer Agreement with Credit Suisse First Boston Corporation.

C.	Joint Filing Agreement